Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

 (Stock Code: 2390)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Reference is made to the prospectus of Zhihu Inc. (the “Company”) dated April 11, 2022 (the “Prospectus”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Prospectus. As disclosed in the Prospectus, the Company will hold its first annual general meeting after its Listing in Hong Kong (the “AGM”) no later than August 31, 2022 to, among other things, amend its Memorandum and Articles of Association to incorporate a number of requirements under the Listing Rules and shareholder protection measures as detailed under “Waivers and Exemptions — Requirements relating to the Articles of Association of the Company” of the Prospectus, and lay its annual financial statements for the year ended December 31, 2021 before its members as discussed under “Waivers and Exemptions — Laying 2021 annual financial statements before members at an annual general meeting within six months after the end of financial year” of the Prospectus.

The board of directors of the Company (the “Board”) announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares and the Class B ordinary shares of the Company, par value US$0.000125 each (the “Ordinary Shares”), to vote and attend the forthcoming AGM, which will consist of a full shareholders’ meeting where all shareholders may vote as a single class, a class meeting of the holders of Class A ordinary shares, and a class meeting of the holders of Class B ordinary shares of the Company, will be as of the close of business on Tuesday, May 17, 2022, Hong Kong time (the “Ordinary Share Record Date”). In order to be eligible to vote and attend the AGM, with respect to Ordinary Shares registered on the Company’s branch share register in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, May 17, 2022, Hong Kong time; and with respect to Ordinary Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Monday, May 16, 2022, Cayman Islands time (due to the time difference between the Cayman Islands and Hong Kong). All persons who are registered holders of the Ordinary Shares on the Ordinary Share Record Date will be entitled to vote and attend the AGM.

Holders of American depositary shares (the “ADSs”) issued by JPMorgan Chase Bank, N.A. as the depositary of the ADSs (the “Depositary”), every two representing one Class A ordinary share of the Company, may attend, but may not vote at, the AGM. The ADS holders as of the close of business on Tuesday, May 17, 2022, New York time (the “ADS Record Date,” together with the Ordinary Share Record Date, the “Record Date”), will be able to instruct the Depositary, being the holder of record of the Class A ordinary shares represented by the ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A ordinary shares represented by the ADSs in accordance with the instructions that it has properly received from the ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares on Tuesday, May 17, 2022, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Ordinary Share Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of the AGM will be set out in a notice of AGM to be issued and provided to holders of Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, May 2, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive Directors, Mr. Zhaohui Li and Mr. Jiatong Peng as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

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